Exhibit 2.1

PURCHASE AND SALE AGREEMENT
THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of May 10, 2016, (the “Effective Date”) by and among the entities identified as sellers on the signature page hereto (individually, a “Seller” and collectively, the “Sellers”) and the entities identified on the signature page hereto as purchasers (individually, a “Purchaser” and collectively, “Purchasers”).
WITNESSETH:
WHEREAS, each of the Sellers owns the facilities identified on Schedule 1 attached hereto and incorporated herein by reference (individually, a “Facility” and collectively, the “Facilities”); and
WHEREAS, Sellers desire to sell their entire right, title and interest in and to the Properties (as hereinafter defined) relating to the Facilities to Purchasers, and Purchasers desire to purchase Sellers’ entire right, title and interest in and to the Properties from Sellers, subject to and upon the terms and conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Sellers and Purchasers, intending to be legally bound, hereby agree as follows:
ARTICLE 1
DEFINITIONS
1.1    Capitalized Terms. Capitalized terms used in this Agreement shall have the meanings set forth below or in the section of this Agreement referred to below. Such terms, as so defined, shall include in the singular, the plural, and in the plural, the singular.
“Agreement” shall mean this Purchase and Sale Agreement, together with all Schedules and Exhibits attached hereto, as it and they may be amended from time to time as herein provided.
“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banking institutions in the State of Arkansas are authorized by law or executive action to close.
“Closing” shall mean the closing of the transaction contemplated by this Agreement.
“Deposit” shall mean the amount of One Million and 00/100 Dollars ($1,000,000.00) deposited by Purchasers with Escrow Agent pursuant to the Option Agreement.
“Effective Date” shall have the meaning given such term in the opening paragraph to this Agreement.
“Escrow Agent” shall mean First American Title Insurance Company.

“FF&E” shall mean, collectively, all appliances, machinery, devices, fixtures, equipment, furniture, furnishings, partitions, signs or trade fixtures or other tangible personal property owned by Sellers and located at the Facilities and specifically excludes any Leased Equipment.
“Improvements” shall mean, collectively, all buildings and other structures and improvements situated on, affixed or appurtenant to the Land on which a Facility is located.
“Inspection Period” shall mean the period beginning on the Effective Date and expiring at 5:00 p.m. eastern time on the thirtieth (30th) day following the Effective Date.
“Land” shall mean, collectively, the parcel or parcels of land described on EXHIBIT “A” attached hereto on which the Facilities are located, together with all appurtenances thereto.
“Leased Equipment” shall mean the photocopiers and other business equipment and vehicles which are leased by Purchaser and located at and used in connection with the operation of the Facilities, a list of which is attached hereto on Schedule 1.1.
“Master Lease” shall mean that certain Master Lease Agreement dated February 5, 2016 between Sellers and Skyline Healthcare, LLC.
“Option Agreement” shall mean that certain Option Agreement For the Sale and Purchase of Real Property dated February 5, 2016 between Sellers and Joseph Schwartz.
“Outside Closing Date” shall mean August 1, 2016.
“Property” shall mean, Sellers’ entire right, title and interest in and to the Real Property and the FF&E related to the Facilities:
(a)    Land. The land associated with each of the Facilities, legally described on Exhibit A-1 through A-9 (collectively, the “Land”).
(b)    Improvements. All buildings, structures, fixtures and other improvements situated on the Land, including but not limited to the existing nursing home buildings, landscaping, lawn, trees, shrubs, parking facilities and areas and sidewalks (collectively, the “Improvements”).
(c)    Personal Property. All fixtures, machinery, furniture, equipment, beds, non-leased vehicles, office furnishings, equipment, inventory, supplies, tools, computer hardware, computer software (including, without limitation, software addressing healthcare billing, Medicaid/Medicare reimbursement, accounting, and operations), materials, equipment leasehold improvements, and other items of tangible personal property of every kind owned by Seller existing on the Effective Date and on the Closing Date and other tangible personal property located on or at the Property (collectively, the “Personal Property”).
(d)    To the extent transferable and subject to applicable approvals, all guarantees and warranties relating solely to the real estate owners that are set forth on the attached schedules

(e)    Except as specifically provided herein, all other intangible assets of Seller relating to the operation of the Nursing Home Business, including, but not limited to, all telephone and facsimile numbers used or useful in the operation of the Nursing Home Business, all trademarks, trade names, service marks, service names, brand names, copyrights, technology rights and licenses, know-how, software and patents, registrations thereof and applications therefore, and any other intellectual property used by Seller or useful in the operation of the Nursing Home Business and the goodwill of Seller in or arising from the operation of the Nursing Home Business including, without limitation, the intangible assets set forth on Schedule 1.1.
(f)    All of Seller's right, title and interest in the Seller’s names to the facilities and any and all derivatives thereof and any other names used by Seller for the Facilities or to which Seller has any rights.
“Purchase Price” shall mean Fifty-five Million and 00/100s Dollars ($55,000,000.00).
“Real Property” shall mean, collectively, the Land and the Improvements related to the Facilities.
“Tax Code” shall mean the Internal Revenue Code of 1986 and, to the extend applicable, the Treasury Regulations promulgated thereunder, each as from time to time amended.
ARTICLE 2
PURCHASE AND SALE; CLOSING
2.1    Purchase and Sale. In consideration of the payment of the Purchase Price by Purchasers to Sellers and for other good and valuable consideration, Sellers hereby agree to (i) sell to Purchasers, and Purchasers hereby agree to purchase from Sellers, all of Sellers’ right, title and interest in and to the Property for the Purchase Price, subject to and in accordance with the terms and conditions of this Agreement free and clear of all liens and encumbrances. The Purchase Price does not include the Leased Equipment which will be returned to Purchaser at Closing.
2.2    Contracts.    Within fifteen (15) days from the Commencement date, the Seller will provide to the Purchaser all of the contracts used and utilized in the ongoing operations of the Seller’s Real Estate entities, which are material to the operation of the Facilities, if any. If no documents are produced, Purchaser shall assume there are none. Purchaser shall have a period of thirty (30) days therafter to determine which, if any, of the Seller’s contracts they wish to assume, assuming the contracts are assumable. On and after the Closing Date, Purchaser shall agree to pay, perform, and discharge, when due, all of the liabilities under the contracts which are expressly assumed by the Purchaser in writing "Assumed Contracts").
2.3    Excluded Liabilities. Except for the Assumed Contracts, Purchaser does not agree to assume, pay, perform, satisfy or discharge any other liability or obligation of Sellers (collectively, the “Excluded Liabilities”), other than what is contained in this Purchase and Sale Agreement or is Purchaser's responsibility under the Master Lease and Purchaser shall have no liability or obligation whatsoever with respect thereto.

2.4    Closing. The purchase and sale of the Properties shall be consummated on or before the Outside Closing Date on a date designated by Purchasers to Sellers (hereinafter such designated dated is referred to as the “Closing Date”). The Closing Date shall occur by the release and delivery of the documents and funds held in escrow by the Escrow Agent.
2.5    Purchase Price. The aggregate consideration to be paid for the Properties shall be the Purchase Price. The Purchase Price shall be paid as follows:
(a)    Cash Consideration. On or before Closing, Purchasers shall wire the sum of Fifty-one Million and 00/100 Dollars ($51,000,000.00) into escrow with the Escrow Agent to be immediately released to Sellers together with the Deposit at the Closing.
(b)    Seller Note. The balance of the Purchase Price shall be evidenced by a promissory note from the Purchasers in favor of the Sellers executed and delivered at the Closing (the “Seller Note”). The Seller Note shall be in substantially the form attached hereto as EXHIBIT “B”, shall be paid in twenty-four (24) equal monthly installments of interest only at the rate of ten percent (10%) per annum. The principal balance of the Seller Note shall be due and payable in full on August 1, 2018. The Seller Note may be prepaid in whole or in part at any time without penalty. The Seller Note shall be personally guaranteed by Joseph Schwartz pursuant to a guaranty in the form attached hereto as EXHIBIT “C” (the “Guaranty”).
2.6    Duties of Escrow Agent.
(a)    Holding of Deposit. The Escrow Agent shall hold the Deposit in an interest bearing account and shall pay the Deposit to the party entitled thereto in accordance with the terms of this Agreement.
(b)    IRS Real Estate Sales Reporting. The Escrow Agent shall act as “the person responsible for closing” the transactions contemplated hereby pursuant to Section 6045(e) of the Tax Code, and the Escrow Agent shall prepare and file all informational returns, including IRS Form 1099‑S, and shall otherwise comply with the provisions of said Section 6045(e).
2.7    Proration. Base rent and other amounts payable by Purchaser under the Master Lease for the month in which the Closing occurs shall be prorated as of such date. To the extent any rent or other amounts under the Master Lease are due as of the Closing but have not been paid by Purchaser , Seller shall receive a credit for such amount from Purchaser at Closing. To the extent any rent or other amounts under the Master Lease have been prepaid by Purchaser for the period after the Closing, Purchaser shall receive a credit for such amount from Seller at Closing.
2.8    Release and Return of Deposit. On the Effective Date, the Deposit shall be transferred to an interest bearing account at First American Title. The Deposit shall be released to Seller at such time that Seller has (i) executed and contributed the Deeds, in the form described in Section 6.1 above, to Escrow Agent, and after Escrow Agent deems they are sufficient to convey the Real Property to Purchaser, (ii) delivered instructions to the Escrow Agent that the executed Deeds are to be recorded at the Closing contingent only on Purchaser performing its obligation to close prior to the Outside Closing Date which instructions are irrevocable. If Purchaser terminates this Agreement prior to the end of the Inspection Period in accordance with the provision of Section 4.2 below or due to some other default by Seller which makes the Closing Impossible, Seller shall return the Deposit to Purchaser within five (5) calendar days. Seller shall provide the Purchaser with a general Corporate Guaranty upon the release of the Deposit to the Seller which guaranties that Seller will return the Deposit or allow Purchaser to use it to off-set future rent if the deposit is not returned as provided herein. If the default of the Seller renders the Closing impossible, but does not affect the Purchaser's rights and obligations to validly and lawfully continue to operate the Facilities under the Master Lease, and the Seller fails to return the Deposit after Seller’s default hereunder, Purchaser shall be free to off-set its future rent and any other payments that may be due to Seller under the Master Lease against the Deposit until exhausted. If Purchaser fails to close the purchase contemplated by this Agreement for any reason other than a material default by Seller, Seller shall be entitled to retain the Deposit as liquidated damages and Purchaser surrenders all rights thereto.
ARTICLE 3
Intentionally Omitted
ARTICLE 4
DILIGENCE
4.1    Diligence Materials. Within two (2) days of the Effective Date, Sellers shall provide Purchaser with any Phase 1 environmental investigations and zoning reports (collectively, the “Sellers’ Diligence Materials”) regarding the Real Property that Seller may have in its possession.
4.2    Diligence Investigations. During the Inspection Period, Purchasers, at its own cost and expense, shall have the right to obtain new or updated Phase 1 investigations or zoning reports for the Real Property, and Purchasers shall provide copies of any such updates to Sellers within two (2) Business Days after its receipt thereof. At least five (5) calendar days prior to the end of the Inspection Period, Purchasers shall give Sellers notice of any matters set forth in any such updates which are not identified in the Sellers’ Diligence Materials and as to which Purchasers object. Sellers shall have the right, but not the obligation, to remove, satisfy or otherwise cure any such matter as to which Purchasers so object. If Sellers are unable or unwilling to take such actions as may be required to cure such objections, Sellers shall give Purchasers notice thereof; it being understood and agreed that the failure of Sellers to give such notice within five (5) Days after its receipt of Purchasers’ notice of objection shall be deemed an election by Sellers not to remedy such matters. If Sellers shall be unable or unwilling to remove or address any mattes to which Purchasers have so objected, Purchasers shall elect either (a) to terminate this Agreement and receive a refund of the Deposit as provided in Section 2.8 above or (b) to proceed to Closing notwithstanding such matter without any abatement or reduction in the Purchase Price on account thereof. Purchasers shall make any such election by written notice to Sellers given on or prior to the expiration of the Inspection Period. The failure of Purchasers to give such notice shall be deemed an election by Purchasers to proceed to Closing in accordance with clause (b) above.

4.3    Insurance/Indemnity. To the extent Purchasers hire any third party site inspectors, engineers or other parties that will invasively inspect and/or test the Facilities, Purchasers shall also ensure that such third party(ies) have adequate insurance, determined in Sellers’ reasonable discretion, covering any potential damage to the Facilities as a result of such inspection/testing (and certificates evidencing such coverage naming Sellers as an additional insured shall be made available to Sellers prior to such access). Purchasers shall indemnify, defend and hold Sellers harmless from and against any costs, damage, liability, loss, expense, lien or claim (including, without limitation, reasonable attorney's fees) arising from physical damage to the Facilities and injury to persons asserted against or incurred by Sellers as a direct result of such inspections and investigations.
4.4    Diligence Materials. Seller makes no representations or warranties as to the truth, accuracy, completeness, methodology of preparation or otherwise concerning any Sellers’ Diligence Materials or any other materials, data or other information supplied to Purchaser in connection with Purchaser's inspection of the Properties that were originated and provided to Seller by third parties (e.g., that such materials are complete, accurate or the final version thereof, or that such materials are all of such materials as are in Seller's Possession). It is the parties' express understanding and agreement that such materials are provided only for Purchaser's convenience in making its own examination and determination prior to the expiration of the Inspection Period as to whether it wishes to purchase the Properties, and, in doing so, Purchaser shall rely exclusively on its own independent investigation and evaluation of every aspect of the Property and not on any materials made available or supplied by Seller. Buyer expressly agrees that Buyer shall be solely responsible for the cost of any additional diligence reports or materials ordered by Buyer and any and all costs and expenses incurred (including third party costs) in the course of its examination of the Property.
4.5    Survival. The provisions of this Section 4 shall survive the Closing or the termination of this Agreement, as applicable.
ARTICLE 5
TITLE
5.1    Title Commitment. Within two (2) days of the Effective Date, Seller shall provide the Purchaser with all title reports and surveys in their possession and within five (5) days from the Effective Date, Purchaser shall order an owner's title insurance report from First American Title except such order may be coordinated through Riverside Abstract, LLC in Purchaser's discretion. Promptly upon receipt, Purchaser shall send a copy of the title insurance report (the “Title Commitment”) and legible copies of any covenants, easements and other underlying documents referenced as title exceptions therein. If Purchaser elects to obtain, at Purchaser’s sole cost and expense, a new or updated survey for the Real Estate (the “Purchaser Survey”), Purchaser shall send a copy of the same to Seller promptly upon receipt. In the event that any exceptions appear on the Title Commitment other than the Permitted Encumbrances, as defined below, and to the extent that such new matters set forth in the Title Commitment are unacceptable to Purchaser, Purchaser shall notify Seller in writing of such objections and the reasons therefor (collectively, “Purchaser's Title Objections”) within thirty (30) calendar days of the Effective Date (the "Inspection Period"). Upon the expiration of the Inspection Period, except for Purchaser's Title Objections,

Purchaser shall be deemed to have accepted the condition of title of the Real Property and all items shown or addressed in the Title Commitment (collectively, the “Approved Title Matters”).
5.2    Title Objections. Seller shall have no obligation to take any steps or bring any action or proceeding or otherwise to incur any effort or expense whatsoever to eliminate or modify any of Purchaser's Title Objections. Notwithstanding the foregoing, on or before Closing, Seller shall pay or otherwise satisfy (i) any mortgages on the Real Estate, and (ii) other monetary liens against the Real Estate. Seller, at its sole option, may attempt to cure or satisfy all or a portion of Purchaser's Title Objections prior to the Closing Date. If Seller is willing to attempt to cure or satisfy all or a portion of Purchaser's Title Objections, Seller shall provide written notice to Purchaser of those objections Seller will attempt to cure or satisfy (“Seller's Notice”) within five (5) calendar days of receipt of Purchaser’s Title Objections, if any. Seller’s failure to deliver a Seller’s Notice within such time period shall be deemed an election by Seller not to cure or satisfy any objections. If Seller notifies Purchaser that it is unwilling to cure or satisfy all or certain of Purchaser's Title Objections or Seller fails to provide a Seller’s Notice, Purchaser shall have the option (as its sole and exclusive remedy) to terminate this Agreement by delivering written notice thereof to Seller which notice must be delivered within five (5) calendar days after the delivery of a Seller's Notice (or Seller’s deemed election not to cure or satisfy and objections). If Purchaser fails to terminate this Agreement as set forth in this Section 5.2, such termination right shall be waived and Purchaser shall proceed to Closing without adjustment to the Purchase Price. If Purchaser shall duly give such termination notice, then the Escrow Agent shall return to Purchaser the Deposit, this Agreement shall immediately terminate and be deemed null and void, and neither party shall have any further rights or obligations hereunder.
5.3    Permitted Encumbrances. The term “Permitted Encumbrances” as used herein includes: (i) all of the Approved Title Matters, (ii) standard conditions and exclusions to title contained in the form of title policy used by the Title Company, (iii) the Lease, (iv) liens for real property taxes, assessments, and water and sewer meter charges which are not yet due and payable as of the Closing Date and/or which are apportioned pursuant to this Agreement, (v) any other matter which the Title Company may raise as an exception to title, provided the Title Company will insure against collection or enforcement of the same out of the Property without imposition of a additional premium costing more than ten percent (10%) of the total policy cost and/or that no prohibition of present use or maintenance of the Property will result therefrom, as may be applicable, and (vi) those items set forth in Schedule 4 attached hereto.
5.4    Subsequent Title Issues. Purchaser shall, at or prior to Closing, notify Seller in writing of any objection to title (i) raised by the Title Company between the expiration of the Inspection Period and the Closing and (ii) not disclosed by the Title Company or otherwise actually known to Purchaser prior to the expiration of the Inspection Period; provided that Purchaser must notify Seller of such new objection to title within five (5) business days of Purchaser's actual knowledge of the existence of such matter. If Purchaser sends such notice to Seller, Purchaser and Seller shall have the same rights and obligations with respect to such notice as apply to Purchaser's Title Objections under Sections 3.1 and 3.2 hereof.

ARTICLE 6
SELLERS’ CLOSING DELIVERIES
6.1    Closing Documents. The Sellers shall have delivered to Escrow Agent and shall have authorized and directed Escrow Agent to record or release to Purchasers the following:
(a)    Deeds. Special warranty deeds with respect to the Real Property for each Facility, in proper statutory form for recording, duly executed and acknowledged by Sellers and substantially in the form of EXHIBIT “D” attached hereto and made a part hereof.
(b)    Bills of Sale. One or more bill(s) of sale, duly executed by Sellers and with respect to Sellers’ right, title and interest in and to the Property and FF&E related to each Facility and substantially in the form of EXHIBIT “E” attached hereto.
(c)    FIRPTA. A so-called “FIRPTA” affidavit pursuant to Section 1445 of the Tax Code, duly executed by Sellers, in the form of EXHIBIT “F” attached hereto.
(d)    Escrow Direction. A confirmation to Escrow Agent confirming the prorations and the Closing and directing that the Deposit and Purchase Price is to be delivered to Seller.
(e)    Other Documents. Other such usual documents reasonably requested by First American Title Company in similar transactions
(f)    Assignment and Assumption Agreement for any and all Assumed Contracts assumed by the Purchaser, if any.
(g)    A duly executed Owner’s Affidavit reasonably acceptable to the Title Company.
ARTICLE 7
PURCHASERS’ CLOSING DELIVERIES
7.1    Closing Deliveries. The Purchasers shall have delivered to Escrow Agent and shall have authorized the Escrow Agent to release to Sellers prior to the Closing the following:
(a)    Cash Consideration. The balance of the Cash Consideration (including the Deposit).
(b)    Closing Documents. Duly executed and acknowledged (i) Seller Note, (ii) Guaranty and (iii) counterparts of the documents described in Section 4.1, where applicable.
ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF SELLERS
8.1    Sellers’ Representations. To induce Purchasers to enter into this Agreement, Sellers represent and warrant to Purchasers as follows:

(a)    Status and Authority. Sellers (i) are limited liability companies, duly formed, validly existing and in good standing under the laws of their state of formation, (ii) have all requisite power and authority under the laws of such state and their charter documents to enter into and perform their obligations under this Agreement and to consummate the transactions contemplated hereby and thereby and (iii) are qualified to transact business in the State of Arkansas.
(b)    Action. Sellers have taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and upon the execution and delivery of this Agreement and/or any document to be delivered by Sellers hereunder or thereunder, this Agreement and such document shall constitute the valid and binding obligations and agreements of Sellers, enforceable against Sellers in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.
(c)    No Violations of Agreements. Neither the execution, delivery or performance of this Agreement by Sellers, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of the Properties pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which such Sellers are bound.
(d)    Litigation. There are no pending investigations, actions or proceedings which questions the validity of this Agreement or any action taken or to be taken pursuant hereto or thereto. Sellers have not received any written notice regarding any pending or threatened litigation or administrative proceedings with respect to the Real Property which could reasonably be expected to have a material adverse effect on the ownership of the Real Property.
(e)    Violation of Laws. Seller has no knowledge of, nor have they received any notice of any violation of any laws, ordinances or regulations from any governmental or regulatory authority with respect to the Real Property that could reasonably be expected to have a material adverse effect on the ownership or operation of the Real Property; and
(f)    No Condemnation. Seller has not received any written notice of any condemnation proceeding with regard to all or any portion of the Real Property
8.2    Survival. The representations and warranties made in this Agreement by each Seller shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date, subject to such Seller’s right to update such representations and warranties by written notice to Purchaser prior to the Closing Date. All representations and warranties made in this Agreement by Sellers shall survive the Closing for a period of one (1) year. Purchasers must notify Sellers of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against any Sellers for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

8.3    AS-IS. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLERS HAVE NOT MADE, AND PURCHASERS HAVE NOT RELIED UPON, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, REGARDING THE PROPERTIES, WHETHER MADE BY SELLERS, INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY REGARDING THE PHYSICAL CONDITION OR VALUE OF THE PROPERTIES, TITLE TO OR THE BOUNDARIES OF ANY OF THE REAL PROPERTY, PEST CONTROL MATTERS, SOIL CONDITIONS, THE PRESENCE, EXISTENCE OR ABSENCE OF HAZARDOUS SUBSTANCES, TOXIC SUBSTANCES OR OTHER ENVIRONMENTAL MATTERS, COMPLIANCE WITH BUILDING, HEALTH, SAFETY, LAND USE AND ZONING LAWS, REGULATIONS AND ORDERS, STRUCTURAL AND OTHER ENGINEERING CHARACTERISTICS, TRAFFIC PATTERNS, MARKET DATA, ECONOMIC CONDITIONS OR PROJECTIONS, AND ANY OTHER INFORMATION PERTAINING TO ANY OF THE PROPERTIES, OR THE MARKET AND PHYSICAL ENVIRONMENTS IN WHICH THEY MAY BE LOCATED AND SELLERS EXPRESSLY DISCLAIM ALL WARRANTIES RELEVANT TO THE PROPERTIES, EITHER EXPRESS OR IMPLIED, INCLUDING MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND SUITABILITY FOR ITS INTENDED USE. PURCHASERS ACKNOWLEDGE AND AGREE THAT (A) PURCHASERS ARE SOPHISTICATED OWNERS AND OPERATORS OF FACILITIES SIMILAR TO THE FACILITIES, (B) PURCHASERS HAVE ENTERED INTO THIS AGREEMENT WITH THE INTENTION OF MAKING AND RELYING UPON THEIR OWN INVESTIGATION OR THAT OF THIRD PARTIES WITH RESPECT TO THE PHYSICAL, ENVIRONMENTAL, ECONOMIC AND LEGAL CONDITION OF THE PROPERTIES AND (C) PURCHASERS ARE NOT RELYING UPON ANY STATEMENTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND, AND ARE ACQUIRING THE PROPERTIES IN “AS IS, WHERE IS” CONDITION, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT. THE DISCLAIMERS AND OTHER PROVISIONS SET FORTH IN THIS SECTION 5 SHALL SURVIVE THE CLOSING AND SHALL NOT MERGE THEREIN OR INTO ANY DOCUMENTS EXECUTED IN CONNECTION THEREWITH.
ARTICLE 9
REPRESENTATIONS AND WARRANTIES OF PURCHASERS
9.1    Representations of Purchasers. To induce Sellers to enter in this Agreement, Purchasers represent and warrant to Sellers as follows:
(a)    Status and Authority of Purchasers. Purchasers are limited liability companies duly formed, validly existing and in good standing under the laws of its state of formation, and have all requisite power and authority under the laws of such state and its charter documents to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.
(b)    Action of Purchasers, Etc. Purchasers have taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and upon the execution and delivery of this Agreement and/or any document to be delivered by Purchasers hereunder or thereunder, this Agreement and such documents shall constitute the valid and binding obligations and agreements of Purchasers, enforceable against Purchasers in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.
(c)    No Violations of Agreements. Neither the execution, delivery or performance of this Agreement by Purchasers, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon the property or assets of Purchasers pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which Purchasers are bound.
(d)    Litigation. No investigation, action or proceeding is pending and, to Purchasers’ knowledge, no action or proceeding is threatened and no investigation looking toward such an action or proceeding has begun, which questions the validity of this Agreement or any action taken or to be taken pursuant hereto or thereto.
(e)    Prohibited Transactions. Purchaser is not acquiring the Property with the assets of a “plan” within the meaning of Section 4975(e) of the Internal Revenue Code of 1986, as amended (the “Code”); and the transaction contemplated by this Agreement is not a “prohibited transaction” within the meaning of Section 4975(c) of the Code or Section 406 of the Employee Income Security Act of 1974, as amended, or is covered by an individual or class exemption from the prohibited transaction rules; and
(f)    Specially Designated and Blocked Persons. Purchaser is not, nor will Purchaser become, a person with whom United States persons or entities are restricted from doing business. Such excluded persons include those named in the Office of Foreign Asset Control of the Department of the Treasury of the United States of America (OFAC) Specially Designated and Blocked Persons list and/or those persons who commit, threaten to commit, or support terrorism. Purchaser shall not engage in any dealings or transactions or be otherwise associated with any persons or entities listed in the OFAC Specially Designated and Blocked Persons list
9.2    Survival. The representations and warranties made in this Agreement by Purchasers shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date. All representations and warranties made in this Agreement by Purchasers shall survive the Closing for a period of one (1) year. Sellers must notify Purchasers of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against Purchasers for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.
ARTICLE 10
CLOSING COSTS
10.1    Closing Costs. Purchasers shall pay, on the Closing Date, the title insurance premium for any title policies desired by Purchasers, all recording and filing charges and fees to record the documents evidencing the conveyance of the Properties, and all other costs and charges of the closing and consummation of the purchase and sale transaction contemplated in this Agreement as customarily charged to and payable by a Purchaser in such transactions in the location in which the Properties are situated (including one-half of the escrow charges of the Escrow Agent). Sellers shall pay, on the Closing Date, all customary fees, including but not limited to transfer taxes, costs and charges of the closing and consummation of the purchase and sale transaction contemplated in this Agreement as customarily charged to and payable by a Seller in such transactions in the location in which the Properties are situated (including one-half of the escrow charges of the Escrow Agent). Notwithstanding the foregoing, each party shall pay its own attorneys' fees and the fees of any accountants and/or advisors incurred in connection with the transaction contemplated in this Agreement. State and/or local real and personal property transfer taxes, if any, shall be paid Purchasers.
ARTICLE 11
DAMAGE TO OR CONDEMNATION OF PROPERTY
11.1    Casualty. If, prior to the Closing, all or any material part of any Facility is destroyed or damaged by fire or other casualty, Sellers shall promptly notify Purchasers of such fact. In such event, the sale of the Properties shall be consummated as herein provided without any abatement of the Purchase Price, and the Sellers shall assign to Purchasers at the Closing all of such Sellers’ right, title and interest in and to the proceeds to which Sellers are entitled under any insurance policies covering such Facility with respect to such damage or destruction.
11.2    Condemnation. If, prior to the Closing, all or any material part of any Facility is taken by eminent domain (or becomes the subject of a pending taking which has not yet been consummated), Sellers shall notify Purchasers of such fact promptly after obtaining knowledge thereof. In such event, the sale of the Properties shall be consummated as herein provided without any adjustment to the Purchase Price, and the Sellers shall assign to Purchasers at the Closing all of such Sellers’ right, title and interest in and to all condemnation awards for the taking, and Purchasers shall be entitled to receive and keep all awards for such taking.
ARTICLE 12
INDEMNIFICATION AND DEFAULT
12.1    Sellers’ Indemnification. The Sellers shall jointly and severally defend, indemnify and hold the Purchasers harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any breach of a representation or warranty made by Sellers in this Agreement and (b) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 10.1. Provided, however, the liabilities indemnified hereunder shall not exceed, in the aggregate, the amount of the cash consideration received by the Sellers hereunder, including any principal payments made on the Seller Note.

12.2    Purchasers’ Indemnification. Purchasers shall jointly and severally defend, indemnify and hold Sellers harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any breach of a representation or warranty made by Purchasers in this Agreement; (b) the ownership and/or prior or future operation of the Facilities; (c) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 10.2.
12.3    Default by Sellers. If, on or prior to the Closing, Sellers shall fail to deliver the closing documents described in Section 4.1 above, Purchasers, as their sole and exclusive remedy at law or in equity, may elect to either (a) terminate this Agreement and receive a refund of the Deposit (following which no party shall have any rights or obligations hereunder) or (b) pursue a suit for specific performance. In no event shall Seller be liable to Purchaser for any punitive, speculative, special, consequential or other damages.
12.4    Default by Purchasers. If, on or prior to Closing, Purchasers shall fail to close the transaction by the Outside Closing Date, Sellers, as their sole and exclusive remedy at law or in equity, may terminate this Agreement and receive the Deposit, as liquidated damages and not as a penalty. The parties agree that in the event of such a default, it would be extremely difficult or impossible to determine Sellers’ actual damages and that the liquidated damages amount is a reasonable estimate thereof.
12.5    Termination. Following any such termination, no party shall have any rights or obligations hereunder.
ARTICLE 13
MISCELLANEOUS
13.1    Master Lease. The Master Lease shall remain in full force and effect through the Closing Date and, upon the Closing, the Master Lease shall either terminate and thereafter be null and void or assigned to the Purchaser’s entities, at the choice of the Purchaser. If the Closing does not occur, the Master Lease shall remain in full force and effect in accordance with its terms.
13.2    Single Transaction. The transaction contemplated by this Agreement is a single purchase and sale transaction with respect to all of the Properties. Under no circumstances shall Sellers have any obligation to sell less than all of the Properties to Purchasers, and under no circumstances shall Purchasers shall have a right to purchase less than all of the Properties from Sellers. Termination of this Agreement shall operate to terminate this Agreement as to all of the Properties.
13.3    Brokers. Neither party has dealt with any broker, finder or like agent in connection with this Agreement or the transactions contemplated hereby. Each party shall indemnify, defend and hold harmless the other parties from and against any loss, liability or expense, including, without limitation, reasonable attorneys’ fees, arising out of any claim or claims for commissions or other compensation for bringing about this Agreement or the transactions contemplated hereby made by any other broker, finder or like agent, if such claim or claims are based in whole or in part on dealings with the indemnifying party.

13.4    Notices.
(a)    Form of Notices. Any and all notices, demands, consents, approvals, offers, elections and other communications required or permitted under this Agreement may be given by the attorneys of the parties and shall be deemed adequately given if in writing. All such notices shall be delivered either in hand, by email or facsimile with written confirmation of transmission, or by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postpaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).
(b)    Timing of Notices. All notices shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal, except that whenever under this Agreement a notice is either received on a day which is not a Business Day or is required to be delivered on or before a specific day which is not a Business Day, the day of receipt or required delivery shall automatically be extended to the next Business Day. For purposes of any notice given by facsimile, the date of receipt shall be the date of transmission (as confirmed by electronic confirmation of transmission generated by the sender’s machine). Delivery of Notice to a party’s’ attorney shall be deemed notice to the party.
(c)    Notice Addresses. All such notices shall be addressed,

if to Sellers, to:	c/o AdCare Health Systems, Inc.
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 355
Atlanta, Georgia 30305
Attn: CEO
Facsimile: (404) 842-1899

with a copies to:	Andrew D. Simons, Esq.
Reicker, Pfau, Pyle & McRoy LLP
1421 State Street, Suite B
Santa Barbara, California 93101
Facsimile: (805) 966-3320

and

Gregory P. Youra, Esq.
Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Parkway, Suite 1800
Atlanta, Georgia 30339
Facsimile: (770) 956-1490

If to Purchasers, to:	c/o Skyline Health Care, LLC
505 Marlboro Road
Wood-Ridge, New Jersey
Attn: Joseph Schwartz
Facsimile: _______________

With copies to:	Koss & Schonfeld LLP
90 John Street – Suite 408
New York, NY 10038
(Fax) 212-401-4757
Attention: Allen Koss, Esq.

If to Escrow Agent:	WACO Title Company
11300 Cantrell Road, Suite 105
Little Rock, AR 72212
Attn: Sandy J. Batteria

(d)    Change of Notice Addresses. By notice given as herein provided, the parties hereto shall have the right from time to time and at any time to change their respective addresses to any other address within the United States of America effective upon receipt by the other parties of such notice.
(e)    Notices to Sellers. Any notice given to or received by any Seller shall be effective as if such notice was given to or received by the Seller or the Seller’s attorney..
13.5    Waivers. Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such term, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty, nor shall any failure at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or any other provision hereof.
13.6    Amendments. This Agreement may not be amended, nor shall any waiver, change, modification, consent or discharge be effected, except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought.
13.7    Assignment; Successors and Assigns. This Agreement and all rights and obligations hereunder shall not be assignable by Purchasers without the prior written consent of Sellers. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement is not intended and shall not be construed to create any rights in or to be enforceable in any part by any other persons or entities. Notwithstanding anything herein to the contrary, Purchaser may assign this Purchase and Sale Agreement, without Seller’s consent, to any entity or entities controlled by Joseph Schwartz.
13.8    Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.
13.9    Counterparts, Etc. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any such counterparts or signatures may be delivered by facsimile or e-mail (in .pdf format), and any counterparts or signatures so delivered shall be deemed an original counterpart or signature for all purposes related to this Agreement.
13.10    Integration. This Agreement and the documents referenced herein constitute the entire agreement of the parties hereto with respect to the subject matter hereof and shall supersede and take the place of any other instruments purporting to be an agreement of the parties hereto relating to the subject matter hereof.
13.11    Attorneys’ Fees. Notwithstanding anything contained herein to the contrary, if any lawsuit or arbitration or other legal proceeding arises in connection with the interpretation or enforcement of this Agreement, the prevailing party therein shall be entitled to receive from the other party the prevailing party’s costs and expenses, including reasonable attorneys’ fees incurred in connection therewith, in preparation therefor and on appeal therefrom, which amounts shall be included in any judgment therein.
13.12    Section and Other Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.
13.13    No Presumption Against Drafter. This Agreement has been extensively negotiated between Sellers and Purchasers and none of the provisions set forth herein shall be construed narrowly against either party on the account of the fact that such party (or its attorney) drafted such provision.
13.14    Time of Essence. Time shall be of the essence with respect to the performance of each and every covenant and obligation, and the giving of all notices, under this Agreement.

13.15    Performance on Business Days. In the event the date on which performance or payment of any obligation of a party required hereunder is other than a Business Day, the time for payment or performance shall automatically be extended to the first Business Day following such date.
13.16    Governing Law. This Agreement shall be interpreted, construed, applied and enforced in accordance with the laws of the State of Arkansas without regard to conflicts of laws principles.
13.17    Survival. The provisions of this Section 13 shall survive the Closing hereunder.

[Signatures on Following Pages]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as a sealed instrument as of the date first above written.

SELLERS:

VALLEY RIVER PROPERTY HOLDINGS,
LLC, a Georgia limited liability company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

HOMESTEAD PROPERTY HOLDINGS, LLC,
a Georgia limited liability company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

PARK HERITAGE PROPERTY
HOLDINGS, LLC, a Georgia limited liability
company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

MT. V PROPERTY HOLDINGS, LLC, a Georgia
limited liability company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

MOUNTAIN TOP PROPERTY HOLDINGS,
LLC, a Georgia limited liability company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

LITTLE ROCK HC&R PROPERTY
HOLDINGS, LLC, a Georgia limited liability
company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

WOODLAND HILLS HC PROPERTY
HOLDINGS, LLC, a Georgia limited liability
company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

NORTHRIDGE HC&R PROPERTY
HOLDINGS, LLC, a Georgia limited liability
company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

APH&R PROPERTY HOLDINGS, LLC,
a Georgia limited liability company

By:	/s/ William McBride
Name:	William McBride
Title:	Manager

PURCHASERS:

LITTLE ARK REALTY HOLDINGS, LLC,
an Arkansas limited liability company

By:	/s/ Joseph Schwartz
Name:	Joseph Schwartz
Title:	Manager

SCHEDULE 1

FACILITIES

Facility Name	Landlord	Tenant	Address	Bed Number Facility Type
Homestead Manor Nursing Home	Homestead Property Holdings, LLC	__________	826 North Street Stamps, AR 71860-4522	104 bed SNF
Heritage Park Nursing Center	Park Heritage Property Holdings, LLC	__________	1513 S. Dixieland Road Rogers 72758-4935	110 bed SNF
Stone County Nursing and Rehabilitation Center	Mt. V Property Holdings, LLC	__________	706 Oak Grove Street Mountain View, AR 72560-8601	97 bed SNF
Stone County Residential Care Facility	Mountain Top Property Holdings, LLC	__________	414 Massey Avenue Mountain View, AR 72560-6132	32 bed ALF
West Markham Sub Acute and Rehabilitation Center	Little Rock HC&R Property Holdings, LLC	__________	5720 West Markham Street Little Rock, AR 72205-3328	154 bed SNF
Woodland Hills Healthcare and Rehabilitation	Woodland Hills HC Property Holdings, LLC	__________	8701 Riley Dr. Little Rock, AR 72205-6509	140 bed SNF
Northridge Healthcare and Rehabilitation	Northridge HC&R Property Holdings, LLC	__________	2501 John Ashley Dr. North Little Rock, AR 72114-1815	140 bed SNF
Cumberland Health and Rehabilitation Center	APH&R Property Holdings, LLC	__________	1516 S. Cumberland Street Little Rock, AR 72202-5065	120 bed SNF
River Valley Health and Rehabilitation Center	Valley River Property Holdings, LLC	__________	5301 Wheeler Avenue Fort Smith, AR 72901-8339	129 bed SNF